Filed by Enbridge Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spectra Energy Corp

(Commission File No. 1-33007)

Sent to All Members of the Enbridge Team

This morning we announced that Enbridge will combine with Spectra Energy. This will make us the premier energy infrastructure company in North America.

It’s a great outcome for both Enbridge and Spectra, our employees and our stakeholders and it’s a true strategic combination. Together we will have an exceptional team of people; the largest scale and highest quality assets; one of the strongest financial positions in the industry.

On all counts, Enbridge and Spectra are a natural fit. We share a common purpose – to deliver the energy that fuels people’s quality of life.

Over the decades, our two companies have approached serving our customers, engaging and developing our people and creating value for our shareholders in the same way. We share core values of safety, integrity and respect, and we’re keenly aware of our responsibilities with respect to the environment, communities and everyone we interact with. Those values will endure.

Enbridge and Spectra – better together

Enbridge will become not just a North American, but a global energy infrastructure leader.

While we’re getting bigger, more importantly, we’re getting better.

As you know, one of our top priorities is to extend and diversify our growth. Combining Enbridge and Spectra marks a step change for us – from mostly liquids pipelines, to a more equal balance between natural gas and liquids along with our rapidly growing renewable power generation business.

In one fell swoop, it rebalances our business mix, taking us closer to the 50/50 liquids/gas mix of our company back in 2000. Then, as now, this combination will launch us into a new, leading position in North America. With strong fundamentals supporting natural gas – low cost, abundant supply and low emissions – we’ll have new opportunities to grow, complementing ongoing opportunities in liquids pipelines and renewable power generation.

With Spectra, we will create an even stronger platform for growth than either company could achieve on its own, which positions us extremely well for the future.

Leadership

I’m proud to continue to lead Enbridge as President and CEO. Greg Ebel currently Chairman, President and CEO of Spectra, will become Chairman of the Enbridge board of directors after closing of the deal. I’ve known Greg for years – he was President of Union Gas when I was President of EGD, and we worked collaboratively to advance natural gas in Ontario.

As announced in today’s news release, upon completion of the transaction, the following appointments will take effect:

-	John Whelen will be Chief Financial Officer;
-	Guy Jarvis will be President, Liquids Pipelines; and,
-	Bill Yardley currently President U.S. Transmission, Spectra, will lead the gas businesses of the combined company after the deal closes.

Our gas business is extremely important to us, and Greg Harper, President, Gas Pipelines & Processing, has played a key role in expanding our footprint and managing the business through challenging markets. Until closing, Greg will continue to lead Enbridge’s gas businesses and he’ll be very involved in the transition.

Further announcements on leadership roles will be made over coming weeks.

What happens from here…

Over the next few months, you won’t see much change. We remain independent companies and it should be largely business as usual as we work through the various regulatory approvals to close the deal. Over that time, we need to stay focused on our core business and our day-to-day roles.

At the same time though, we’ll be working closely with Spectra on developing integration plans on how to best bring our companies together. The work we’ve done on Our Energy Future positions us well to develop and implement integration plans across our businesses and functions.

While today’s announcement is exciting – and I hope that you’re as energized about our future as I am – I know too that it creates uncertainty. There’s a lot of change happening in our company right now. What I can commit to you is that we will be thoughtful in our integration planning and that we will adhere to our values. We will engage you along the way with ongoing communications and opportunities for you to hear from your leaders and ask questions.

You can read more about today’s announcement on ELink (including an FAQ) and in our news release. Watch for more information on an all-company webcast I’ll host in coming days. In a few weeks, we’ll send detailed information to shareholders – which I’m proud to say include most of you – to provide additional background on the transaction.

What it means for all of us…

Enbridge and Spectra Energy are each strong companies in their own right. Together, we will be that much stronger. I’m excited about what this will mean for Enbridge’s future and the opportunities it will create for our team. I hope you share my enthusiasm in welcoming the new Spectra employees to Enbridge once we complete the transaction.

Sincerely,

Al Monaco, President and CEO

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

Enbridge will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of Spectra Energy that also constitutes a prospectus of Enbridge, and any other documents in connection with the Transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Spectra Energy. INVESTORS AND SHAREHOLDERS OF SPECTRA ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENBRIDGE, SPECTRA ENERGY, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Enbridge and Spectra Energy with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents which will be filed with the SEC by Enbridge on Enbridge’s website at www.enbridge.com or upon written request to Enbridge’s Investor Relations department, 200, 425 First St. SW, Calgary, AB T2P 3L8 or by calling 1-800-481-2804 within North America and 1-403-231-5957 from outside North America, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Spectra Energy upon written request to Spectra Energy, Investor Relations, 5400 Westheimer Court, Houston, TX 77056 or by calling 1-713-627-4610. You may also read and copy any reports, statements and other information filed by Spectra Energy and Enbridge with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 800.732.0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the Transaction. However, Enbridge, Spectra Energy, certain of their respective directors and executive officers and certain other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies in connection with the Transaction. Information about Enbridge’s directors and executive officers may be found in its Management Information Circular dated March 8, 2016 available on its website at www.Enbridge.com and at www.sedar.com. Information about Spectra Energy’s directors, executive officers and other members of management and employees may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 25, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on March 16, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

FORWARD-LOOKING INFORMATION

This communication includes certain forward looking statements and information (FLI) to provide Enbridge and Spectra Energy shareholders and potential investors with information about Enbridge, Spectra Energy and their respective subsidiaries and affiliates, including each company’s management’s respective assessment of Enbridge, Spectra Energy and their respective subsidiaries’ future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this news release contains FLI pertaining to, but not limited to, information with respect to the following: the Transaction; the combined company’s scale, financial flexibility and growth program; future business prospects and performance; annual cost, revenue and financing benefits; the expected ACFFO per share growth; annual dividend growth and anticipated dividend increases; payout of distributable cash flow; financial strength and ability to fund capital program and compete for growth projects; run-rate and tax synergies; leadership and governance structure; and head office and business center locations.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the Transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the Transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the Transaction and other disruptions arising from the Transaction; expected future ACFFO; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; potential changes in the Enbridge share price which may negatively impact the value of consideration offered to Spectra Energy shareholders; expected supply and demand for crude oil, natural gas, natural gas liquids and renewable energy; prices of crude oil, natural gas, natural gas liquids and renewable energy; economic and competitive conditions; expected exchange rates; inflation; interest rates; tax rates and changes; completion of growth projects; anticipated in-service dates; capital project funding; success of hedging activities; the ability of management of Enbridge, its subsidiaries and affiliates to execute key priorities, including those in connection with the Transaction; availability and price of labour and construction materials; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; public opinion; and weather. We caution that the foregoing list of factors is not exhaustive. Additional information about these and other assumptions, risks and uncertainties can be found in applicable filings with Canadian and U.S. securities regulators, including any proxy statement, prospectus or registration statement to be filed in connection with the Transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this news release is expressly qualified in its entirety by these cautionary statements.

NON-GAAP MEASURES

This news release makes reference to non-GAAP measures, including ACFFO and ACFFO per share. ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to non-controlling interests and redeemable non-controlling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors. Management of Enbridge believes the presentation of these measures gives useful information to investors and shareholders as they provide increased transparency and insight into the performance of Enbridge. Management of Enbridge uses ACFFO to assess performance and to set its dividend payout target. These measures are not measures that have a standardized meaning prescribed by generally accepted accounting principles in the United States of America (U.S. GAAP) and may not be comparable with similar measures presented by other issuers. Additional information on Enbridge’s use of non-GAAP measures can be found in Enbridge’s Management’s Discussion and Analysis (MD&A) available on Enbridge’s website and www.sedar.com.